UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
Amendment No. 1

CONO ITALIANO, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88674N 10 9

(CUSIP Number)

LARA MAC INC.
10 Main Street
Keyport, NJ 07735
(908) 675-6360

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88674N 10 9

(1) Names of reporting persons.

Lara Mac Inc.

(2) Check the appropriate box if a member of a group (see instructions)

(a) ☐        (b) ☐

(3) SEC use only.

(4) Source of funds (see instructions).

Not Applicable

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐

(6) Citizenship or place of organization.

New Jersey

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 6,000,000

(8) Shared voting power: N/A

(9) Sole dispositive power: 6,000,000

(10) Shared dispositive power: N/A

(11) Aggregate amount beneficially owned by each reporting person.

6,000,000

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐

(13) Percent of class represented by amount in Row (11).

7.3%

(14) Type of reporting person (see instructions).

CO

* Calculated on the basis of 81,880,988 issued and outstanding shares of Cono Italiano, Inc. (referred to herein as the “Company”) as of January 13, 2010 reported on a Registration Statement on Form S-1 filed by the Company with the Commission on January 13, 2010.

(1) Names of reporting persons.

Mitchell Brown

(2) Check the appropriate box if a member of a group (see instructions)

(a) ☐               (b) ☐

(3) SEC use only.

(4) Source of funds (see instructions).

N/A

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐

(6) Citizenship or place of organization.

United States

(7) Sole voting power: 30,000,000

(8) Shared voting power: 6,000,000

(9) Sole dispositive power: 30,000,000

(10) Shared dispositive power: 6,000,000

(11) Aggregate amount beneficially owned by each reporting person.

36,000,000

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐

(13) Percent of class represented by amount in Row (11).

44.0%

(14) Type of reporting person (see instructions).

IN

* Calculated on the basis of 81,880,988 issued and outstanding shares of the Company as of January 13, 2010 reported on a Registration Statement on Form S-1 filed by the Company with the Commission on January 13, 2010.

Item 1. Security and Issuer.

On June 4, 2009, an Affiliate Stock Purchase Agreement (the “Stock Purchase Agreement”) was entered into by and between Gallant Energy International Inc. (“Gallant”), the owner of 5,000,000 shares of the Company’s common stock and Lara Mac Inc. (“Lara Mac”), an entity controlled by Mitchell Brown (who is now the Chief Executive Officer of the Company and a member of the Company’s Board of Directors).  Pursuant to the Stock Purchase Agreement, Gallant sold all of its 5,000,000 shares of the Company’s common stock to Lara Mac.

The Gallant transaction with Lara Mac resulted in a change in control of the largest voting block of the Company effective as of June 4, 2009.  The compensation which Gallant received from Lara Mac consisted of Lara Mac’s agreement to assure the payment of certain obligations of the Company in the amount of $162,139, to be paid by the Company in due course.  The Company was not a party to the Stock Purchase Agreement.

In addition, on June 22, 2009, the Company and Lara Mac entered into a Management Services Agreement.  In exchange for the provision of services as set forth therein, Lara Mac received 9,553,377 shares of the Company’s common stock.

On August 10, 2009, the Company adjusted the number of its common stock pursuant to a one-for-sixty reverse stock split.  Following this reverse stock split, Lara Mac’s holding was reduced from 14,553,377 to 242,557 shares of the Company’s common stock.

On November 12, 2009, the Company entered into share exchange agreements (the “Share Exchange Agreements”) with the shareholders of Cono Italiano, Inc., a Delaware corporation (referred to herein as “Cono Italiano (Delaware)”).  Pursuant to the terms of the agreements, the form of which are identical, each of the Cono Italiano (Delaware) shareholders have exchanged their respective shares of Cono Italiano (Delaware) for shares of Company restricted common stock (such proposed exchange, the “Exchange Offer”).  The ratio of the exchange was one share of Company common stock issued for each one share of Cono Italiano (Delaware) stock tendered.  The Company agreed to issue 61,286,428 shares of the Company’s common stock to 40 shareholders of Cono Italiano (Delaware). Effective at the closing of the share exchange transactions, Cono Italiano (Delaware) became a wholly owned subsidiary of the Company.  No cash compensation was paid or received for the shares which were exchanged.  The consideration received in respect of such issuances by the Company consisted solely of shares of common stock of Cono Italiano (Delaware).

As a result of this transaction, Mitch Brown and Lara Mac, as the owner of, respectively, 30,000,000 and 6,000,000 shares of the common stock of Cono Italiano (Delaware), were issued 30,000,000 and 6,000,000 shares of the common stock of the Company.

Prior to the consummation of this transaction, on November 6, 2009, as additional inducement to the shareholders of Cono Italiano (Delaware) to enter into the Share Exchange Agreements, Lara Mac Inc. agreed to the termination of the Management Services Agreement with the Company and the cancellation of all of the shares of the common stock of the Company previously issued to Lara Mac under the Management Services Agreement.

After giving effect to the Share Exchange, Mitchell Brown, both as an individual and through his control of Lara Mac, controls 36,000,000 shares of the Company’s common stock.  These shares constitute 44% of the Company’s 81,880,988 issued and outstanding shares.

Item 2. Identity and Background.

(a) The names of the Reporting Persons are (i) Lara Mac, a corporation organized in the State of New Jersey; and (ii) Mr. Mitchell Brown, the Chief Executive Officer of Lara Mac. In his capacity as the Chief Executive Officer of Lara Mac, Mr. Brown is deemed to be a beneficial owner of the securities of the Company owned by Lara Mac in respect of his power of voting and disposition over the Company common stock sold by Lara Mac.

(b) Business Address:

Lara Mac Inc.: 10 Main Street, Keyport, NJ 07735

Mr. Mitchell Brown:  10 Main Street, Keyport, NJ 07735

(c) Principal Occupation:

Lara Mac Inc. is a private investment company.

Mr. Brown is an entrepreneur and businessman.  Mr. Brown was appointed Chief Executive Officer of the Company on June 4, 2009, and as a director on June 19, 2009.  From 2004 through 2007, Mr. Brown served as the President of Discount Direct, a marketing company which served various cell phone providers.  Since 2007, Mr. Brown has served as the Chairman and Chief Executive Officer of Cono Italiano (Delaware), a company which has acquired the North American rights to sell certain food products, and which has been acquired by the Company.

(d) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been convicted in a criminal proceedings (excluding traffic violations or similar minor violations).

(e) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

 (f) Citizenship/Jurisdiction of Organization:

Lara Mac Inc.: State of New Jersey

Mitchell Brown: United States Citizen

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of the Company’s common stock presently owned by Mr. Brown and Lara Mac were acquired in exchange for shares of the common stock of Cono Italiano (Delaware).  No cash compensation was paid by either Mr. Brown or Lara Mac.

Item 4. Purpose of Transaction.

Except as otherwise set forth above, no Reporting Person has any present plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Name	Shares Beneficially Owned	Percentage

Lara Mac Inc.	6,000,000	7.3%
Mitchell Brown**	36,000,000	44.0%

(b) Name	Shares

Lara Mac Inc.	6,000,000
Mitchell Brown	36,000,000

* Calculated on the basis of 81,880,988 issued and outstanding shares of the Company as of January 13, 2010 reported on a Registration Statement on Form S-1 filed by the Company with the Commission on January 13, 2010.

** Mr. Brown is listed here in his capacity as the Chief Executive Officer of Lara Mac, in respect of his power of voting and disposition over the Company's common stock sold by Lara Mac.

(c) This Schedule 13D relates to a transaction on November 12, 2009, in which the Company entered into share exchange agreements (the “Share Exchange Agreements”) with the shareholders of Cono Italiano, Inc., a Delaware corporation (referred to herein as “Cono Italiano (Delaware)”).  Pursuant to the terms of the agreements, the form of which are identical, each of the Cono Italiano (Delaware) shareholders have exchanged their respective shares of Cono Italiano (Delaware) for shares of Company restricted common stock (such proposed exchange, the “Exchange Offer”).  The ratio of the exchange was one share of Company common stock issued for each one share of Cono Italiano (Delaware) stock tendered.  The Company agreed to issue 61,286,428 shares of the Company’s common stock to 40 shareholders of Cono Italiano (Delaware). Effective at the closing of the share exchange transactions, Cono Italiano (Delaware) became a wholly owned subsidiary of the Company.  No cash compensation was paid or received for the shares which were exchanged.  The consideration received in respect of such issuances by the Company consisted solely of shares of common stock of Cono Italiano (Delaware).

As a result of this transaction, Mitch Brown and Lara Mac, as the owner of, respectively, 30,000,000 and 6,000,000 shares of the common stock of Cono Italiano (Delaware), were issued 30,000,000 and 6,000,000 shares of the common stock of the Company.

Prior to the consummation of this transaction, on November 6, 2009, as additional inducement to the shareholders of Cono Italiano (Delaware) to enter into the Share Exchange Agreements, Lara Mac Inc. agreed to the termination of the Management Services Agreement with the Company and the cancellation of all of the shares of the common stock of the Company previously issued to Lara Mac under the Management Services Agreement.

After giving effect to the Share Exchange, Mitchell Brown, both as an individual and through his control of Lara Mac, controls 36,000,000 shares of the Company’s common stock.  These shares constitute 44% of the Company’s 81,880,988 issued and outstanding shares.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have no contracts or understandings regarding the securities except those in connection with the execution of the Stock Purchase Agreement (as defined in Item 4, above).

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1
Affiliate Stock Purchase Agreement, dated June 4, 2009, between Gallant Energy International Inc. and Lara Mac Inc., incorporated by reference to Exhibit 99.1 to Lara Mac Inc.’s Schedule 13D, filed with the Securities and Exchange Commission on June 15, 2009.

Exhibit 99.2
Management Services Agreement, by and between the Company and Lara Mac Inc., dated as of June 22, 2009, incorporated by reference to Exhibit 10.37 to the Company’s Report on Form 10-Q, filed with the Securities and Exchange Commission on September 14, 2009.

Exhibit 99.3
Form of Share Exchange Agreement, by and between the Company and the shareholders of Cono Italiano (Delaware), incorporated by reference to Exhibit 10.50 to the Company’s Report on Form 8-K, filed with the Securities and Exchange Commission on November 13, 2009.

Exhibit 99.4
Amendment to the Management Services Agreement, by and between Lara Mac Inc., Cono Italiano, Inc. (a Nevada corporation) and Cono Italiano, Inc. (a Delaware corporation), dated as of November 6, 2009, incorporated by reference to Exhibit 10.51 to the Company’s Report on Form 8-K, filed with the Securities and Exchange Commission on November 13, 2009.

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2010

Lara Mac Inc.

By:	/s/ Mitchell Brown
	Name:	Mitchell Brown
	Title:	Chief Executive Officer

Mitchell Brown, individually:

/s/ Mitchell Brown